Exhibit 21.1

Subsidiaries of Delek Logistics Partners, LP

Subsidiary	State of Incorporation
Delek Logistics Operating, LLC	Delaware

Delek Crude Logistics, LLC	Texas

Delek Marketing & Supply, LP	Delaware

Delek Marketing GP, LLC	Delaware

Delek Marketing-Big Sandy, LLC	Texas

El Dorado Pipeline Company, LLC	Delaware

Magnolia Pipeline Company, LLC	Delaware

Paline Pipeline Company, LLC	Texas

SALA Gathering Systems, LLC	Texas